

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 30, 2009

Tunc Doluca
President
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, CA 94086

      Re: **Maxim Integrated Products, Inc.**
                Form 10-K for the Fiscal-Year ended June 24, 2006
                Filed September 30, 2008
                Form 10-K for the Fiscal-Year ended June 30, 2007
                Filed September 30, 2008
                Form 10-K for the Fiscal-Year ended June 28, 2008
                Filed September 30, 2008
                File No. 001-34192

Dear Mr. Doluca:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Angela Crane
                           Branch Chief